UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36028

Ardmore Shipping Corporation

(Translation of registrant’s name into English)

Belvedere Building

Ground Floor

69 Pitts Bay Road

Pembroke HM08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

THIS REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3D (REGISTRATION NO. 333-203205) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2015;

•	REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION NO. 333-213344) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NO. 333-227129) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2018; AND

•	REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NO. 333-233540) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2019.

Item 1—Information Contained in this Form 6-K

Overview of Joint Venture and Financing and Investment Transactions

On June 3, 2021, Ardmore Shipping Corporation (“Ardmore” or the “Company”), Maritime Partners, LLC (“Maritime”), and Element 1 Corp. (“E1”) entered into agreements pursuant to which, among other things and subject to closing, (a) Ardmore, Maritime and E1 have agreed to establish a joint venture known as “e1 Marine” for the purpose of developing and commercializing E1’s hydrogen-generating technology for maritime applications, (b) Maritime has agreed to invest at least $25 million and up to $40 million in Ardmore, on a private placement basis, for shares of Ardmore’s newly-created 8.5% Cumulative Redeemable Perpetual Preferred Shares—Series A (the “Series A Preferred Shares”, and such transaction, the “Series A Preferred Stock Financing”), and (c) Ardmore has agreed to acquire shares of E1’s common stock representing an approximate 10% ownership interest on a fully diluted basis, along with warrants exercisable for additional shares of E1’s common stock, for $4,000,000 in cash and 950,000 of Ardmore’s newly-issued common shares (such transaction, the “E1 Investment”).

These transactions described above are described in greater detail below and are expected to close in June 2021, subject to satisfaction of specified closing conditions.

Formation of Joint Venture

On or prior to the closing of the Preferred Stock Financing and the E1 Investment, Ardmore and Ardmore E1 Marine Ventures Limited (the “Ardmore JV Member”), a subsidiary of Ardmore, will enter into a limited liability company agreement (the “Joint Venture Agreement”) with Maritime ARF Innovation, LLC (the “Maritime JV Member” or, in the context of the Preferred Stock Purchase Agreement described below, the “Maritime Purchaser”), an affiliate of Maritime, E1, and Element 1 Marine Holding Company, LLC, a subsidiary of E1 (the “E1 JV Member” and together with the Ardmore JV Member and the Maritime JV Member, the “JV Members”), to form a joint venture (the “Joint Venture”) for the purpose of developing and commercializing E1’s hydrogen-generating technology for the marine sector. Execution and delivery of the Joint Venture Agreement by the parties thereto is a condition to the closing of the Preferred Stock Financing and the E1 Investment.

Upon the effectiveness of the Joint Venture Agreement, each of the Ardmore JV Member, the Maritime JV Member and the E1 JV Member will hold a one-third interest in the Joint Venture. The Joint Venture will initially be managed by a three-member board of managers, of which each JV Member will have, based on its initial ownership percentage in the Joint Venture, the right and authority to appoint one manager.

Series A Preferred Stock Financing—Purchase Agreement

On June 3, 2021, Ardmore entered into a Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”) with the Maritime Purchaser providing for the sale and issuance to the Maritime Purchaser of up to 40,000 shares of Ardmore’s 8.5% Cumulative Redeemable Perpetual Preferred Shares—Series A (the “Series A Preferred Shares”) at a price of $1,000.00 per share, for an aggregate purchase price of up to $40 million if fully subscribed. The Preferred Stock Purchase Agreement provides for a first closing at which the Maritime Purchaser will purchase 25,000 Series A Preferred Shares for an aggregate purchase price of $25 million, subject to the satisfaction of certain closing conditions. In addition, the Maritime Purchaser has the option, in its sole discretion, to purchase up to an additional 15,000 Series A Preferred Shares at a price of $1,000.00 per share in a second closing on or before July 15, 2021, subject to the satisfaction of certain closing conditions. The sale and issuance of the Series A Preferred Shares will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and is being made in reliance on an exemption from registration.

The closing of the sale and issuance of Series A Preferred Shares under the Preferred Stock Purchase Agreement is conditioned upon, among other things, (i) the closing of the E1 Investment, (ii) the execution and delivery of the Joint Venture Agreement and the other agreements relating thereto, (iii) the execution and delivery of other agreements relating to the Preferred Stock Financing and (iv) other customary closing conditions.

Ardmore has agreed to indemnify the Maritime Purchaser and certain related persons from any losses arising out of or based upon any breach of the representations, warranties and covenants of Ardmore contained in the Preferred Stock Purchase Agreement.

The foregoing description of the Preferred Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.

Series A Preferred Stock Financing—Description of Series A Preferred Shares

The rights, preferences and privileges of the Series A Preferred Shares will be set forth in the Statement of Designation of the 8.5% Cumulative Redeemable Perpetual Preferred Shares—Series A (the “Statement of Designation”) that will be filed with the Registrar of Corporations of the Republic of the Marshall Islands prior to the closing of the Preferred Stock Financing. The liquidation preference of the Series A Preferred Shares is $1,000.00 per share, plus any accrued and unpaid dividends. The shares carry an initial annual dividend rate of 8.5% per $1,000.00 of liquidation preference per share (the “Base Dividend Rate”). Dividends may be paid in cash, or in the sole discretion of the Company’s Board of Directors, for up to four dividend payment dates during any three-year rolling period, by increasing the liquidation preference as to each Series A Preferred Share by an amount equal to a premium to the dividend to be paid on such dividend payment date with respect to such Series A Preferred Share (a “Liquidation Preference Increase”). The Company may subsequently reduce any Liquidation Preference Increase by paying special dividends for the purpose of reducing such Liquidation Preference Increase.

If certain trigger events described in the Statement of Designation occur (each event, a “Trigger Event”) the Base Dividend Rate will increase by 130 basis points (or 200 basis points in the case of any Trigger Event due to certain breaches under the Joint Venture Agreement and a related agreement), without duplication if more than one such event shall have occurred and is continuing at any time. Trigger Events include (i) a failure to satisfy certain minimum liquidity, net worth and leverage ratio levels, and a certain ratio of preferred stock to total stockholders’ equity, (ii) certain defaults by the Company under credit facilities and the Joint Venture Agreement and a related agreement, and (iii) a failure to pay dividends on the Series A Preferred Shares on any dividend payment date (except where the Company has elected a Liquidation Preference Increase in lieu of paying a scheduled cash dividend). Dividend increases as a result of Trigger Events are subject to certain cure periods.

At any time on or after the third anniversary of the first closing under the Preferred Stock Purchase Agreement (the “Original Issue Date”) but on or prior to the fourth anniversary of the Original Issue Date, the Company may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to 103.0% of the applicable liquidation preference plus any accumulated and unpaid dividends with respect to such share being redeemed to the date of redemption, whether or not declared. Any time after the fourth anniversary of the Original Issue Date but on or prior to the fifth anniversary of the Original Issue Date, the Company may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to 102.0% of the applicable liquidation preference plus any accumulated and unpaid dividends with respect to such share being redeemed to the date of redemption, whether or not declared. Any time after the fifth anniversary of the Original Issue Date, the Company may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to 100.0% of the applicable liquidation preference plus any accumulated and unpaid dividends with respect to such share being redeemed to the date of redemption, whether or not declared.

Upon the occurrence of a Change of Control (as defined in the Statement of Designation), Ardmore will have the right to redeem Series A Preferred Shares in cash at the then applicable redemption price. If a Change of Control occurs prior to the third anniversary of the Original Issue Date, the redemption price will be equal to 103.0% of the applicable liquidation preference plus any accumulated and unpaid dividends with respect to such share being redeemed to the date of redemption, whether or not declared.

If the Company fails to redeem all the Series A Preferred Shares elected to be redeemed following a Change of Control (as defined in the Statement of Designation), the dividend rate payable on unredeemed shares will automatically increase to 15.0% per annum. In no event will dividends accrue on the Series A Preferred Shares at a rate greater than 15.0% per annum.

The Series A Preferred Shares represent perpetual equity interests in Ardmore. Upon any liquidation or dissolution of Ardmore, holders of the Series A Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series A Preferred Shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to the Company’s creditors, but before any distribution is made to or set aside for the holders of junior stock, including the common stock of the Company.

The Series A Preferred Shares are not convertible into shares of Ardmore’s common stock. Each holder of Series A Preferred Shares will have one vote per share on any matter on which holders of Series A Preferred Shares are entitled to vote separately as a class (as described below), whether at a meeting or by written consent. The holders of Series A Preferred Shares do not otherwise have any voting rights, other than as required by Marshall Islands’ law.

The vote or consent of the holders of at least a majority of the shares of Series A Preferred Shares outstanding at such time, voting together as a separate class, is required in order for the Company to (i) adopt any amendment, alteration or repeal of any provision of the Articles of Incorporation (including the Statement of Designation) of the Company (including by merger, consolidation, operation of law or otherwise) that adversely affects the rights, preferences or privileges of the Series A Preferred Shares, (ii) create or authorize any additional Series A Preferred Shares, (iii) issue or distribute any Series A Preferred Shares to any holder other than the Maritime Purchaser, (iv) create, authorize, issue or distribute any Senior Securities (as defined in the Statement of Designation), or (v) enter into any agreement or commitment to do any of the foregoing actions.

The foregoing description of the Series A Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the related Statement of Designation, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) following the closing of the Series A Preferred Stock Financing.

Series A Preferred Stock Financing—Registration Rights

At the closing of the Series A Preferred Stock Financing, Ardmore will enter into a Registration Rights Agreement (the “Preferred Registration Rights Agreement”) with the Maritime Purchaser pursuant to which Ardmore will grant the Maritime Purchaser and any permitted transferees the right, commencing on the six year anniversary of the Original Issue Date, to cause Ardmore (i) to file with the SEC a registration statement with respect to the Series A Preferred Shares, and to use commercially reasonable efforts to cause such registration statement to be declared effective, or (ii) to file with the SEC a “shelf” registration statement with respect to the Series A Preferred Shares within 30 days following a written request, and to use commercially reasonable efforts to cause such registration statement to be declared effective, but in no event later than 60 days after such filing. The Preferred Registration Rights Agreement also gives the Maritime Purchaser and any permitted transferees the right to request that the Company effect a sale of their Series A Preferred Shares through an underwritten offering in connection with their registration, subject to certain exceptions and limitations.

Ardmore Element 1 Ventures Limited Liability Company Agreement

Ardmore Energy Transition Ventures Ltd., a wholly-owned subsidiary of Ardmore (“Ardmore ETV”), and the Maritime Purchaser have agreed to enter into a Limited Liability Company Agreement (the “LLC Agreement”) of Ardmore Element 1 Ventures LLC, a Delaware limited liability company (“Ardmore Element 1 Ventures”), each as members of Ardmore Element 1 Ventures, which, among other things, provides that Ardmore ETV will act as manager of Ardmore Element 1 Ventures.

Ardmore Element 1 Ventures will acquire the E1 Securities (as defined below), which will be deemed to be a capital contribution of Ardmore ETV. Distributions from Ardmore Element 1 Ventures will be made first to Ardmore ETV until it has received a full return of its capital contributions. Any further distributions will be made to Ardmore ETV and the Maritime Purchaser in accordance with their respective percentage interests in Ardmore Element 1 Ventures. The Maritime Purchaser’s percentage interest in Ardmore Element 1 Ventures will be a percentage equal to the product of (a) 20.0% multiplied by (b) a fraction (i) the numerator of which is equal to the aggregate purchase price for the Series A Preferred Shares paid by the Maritime Purchaser under the Preferred Stock Purchase Agreement and (ii) the denominator of which is $40 million; provided, however, that at no time will such percentage be greater than 20.0%. Ardmore ETV’s percentage interest in Ardmore Element 1 Ventures will equal the difference between 100.0% and the percentage interest of the Maritime Purchaser. The LLC Agreement includes a number of restrictions on Ardmore Element 1 Ventures and the actions it or other Ardmore affiliates may take with respect to the E1 Securities.

Series A Preferred Stock Financing—Pledge Agreement

As part of the Preferred Stock Financing, Ardmore Element 1 Ventures will enter into a Pledge Agreement (the “Pledge Agreement”) with Maritime Purchaser, pursuant to which Ardmore Element 1 Ventures, as pledgor, will collaterally assign to Maritime Purchaser, as pledgee, and grant to Maritime Purchaser a security interest in, all of Ardmore Element 1 Ventures’ right, title and interest in and to the E1 Shares (as defined below) and the E1 Anti-Dilution Warrant (as defined below), together with proceeds from any disposition of the E1 Shares or E1 Anti-Dilution Warrant, and distributions and certain dividends related thereto.

Investment in Element 1 Corp.

On June 3, 2021, Ardmore and Ardmore Element 1 Ventures entered into a Common Stock Purchase Agreement with E1, pursuant to which E1 has agreed to issue and sell to Ardmore Element 1 Ventures, and Ardmore Element 1 Ventures has agreed to purchase, 581,795 shares of E1’s common stock, $0.001 par value per share (the “E1 Shares”). The purchase consideration will consist of $4,000,000 in cash and 950,000 shares of Ardmore’s common stock, par value $0.01 per share (the “Consideration Shares”), to be issued to E1 in a private placement. The closing of the sale and issuance of the E1 Shares is conditioned upon, among other things, (i) the completion of the first closing under the Preferred Stock Purchase Agreement, (ii) the execution and delivery of other agreements relating to the Preferred Stock Financing, (iii) the execution and delivery of the Joint Venture Agreement and the other agreements relating thereto, and (iv) other customary closing conditions.

Upon the closing of the E1 Investment, E1 will also issue to Ardmore: (i) a warrant to purchase an additional 286,582 shares of E1’s common stock at an exercise price of $34.89 per share, which warrant will expire after three years following issuance (the “E1 Warrant”), and (ii) a warrant to purchase additional shares of E1’s common stock at an exercise price of $0.01 to the extent E1 makes certain dilutive equity issuances in the future, which warrant will expire five years following issuance (the “E1 Anti-Dilution Warrant” and together with the E1 Warrant and the E1 Shares, the “E1 Securities”).

The Company will also enter into a registration rights agreement with E1 concurrently with the closing of the E1 Investment (the “E1 Registration Rights Agreement”), pursuant to which Company will (a) prepare and file a registration statement under the Securities Act with respect to the Consideration Shares within 45 days following the closing of the E1 Investment and (b) use its commercially reasonable efforts to cause the registration statement to become effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th day after the filing deadline if the SEC notifies the Company that it will review the registration statement, and (ii) the tenth business day after the date the Company is notified by the SEC that the registration statement will not be reviewed or will not be subject to further review, subject to customary limitations. The Company will be responsible for all expenses incurred by it in connection with the registration of the Consideration Shares pursuant to the E1 Registration Rights Agreement, including all registration and filing fees.

Press Release

Attached as Exhibit 99.1 is a copy of the press release of Ardmore titled “Ardmore Shipping Announces Definitive Agreements on Strategic Investment in Element 1 Corp., Establishment of e1 Marine Joint Venture, and Preferred Stock Financing” dated June 4, 2021.

Forward-Looking Statements

The statements in this Report that are not historical facts may be forward-looking statements, including statements regarding the closing of the transactions related to the Joint Venture Agreement, the Preferred Registration Rights Agreement, the LLC Agreement, the Pledge Agreement and the E1 Registration Rights Agreement, and the closing of the Preferred Stock Financing and the E1 Investment, and the terms of agreements that have not yet been entered into. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, the satisfaction of the conditions to closing the Preferred Stock Financing and the E1 Investment. The Company undertakes no obligation to revise or update any forward-looking statements unless required to do so under the U.S. securities laws.

Item 6—Information Contained in this Form 6-K

The following exhibits are filed as part of this Report:

10.1 Preferred Stock Purchase Agreement, dated June 3, 2021, by and between Ardmore Shipping Corporation and ARF Innovation, LLC

99.1 Press Release of the Company, dated June 4, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: June 4, 2021	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer